21002722

SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27006

SEC Mail Processing
MAR 02 2021
Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bee Cave Road, Building One
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

835 W 6th St, #1600	Austin	TX	78703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this 26th day of February, 2021 by Mark Hunter, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Lovella Soriano
Notary Public

Signature

FinOp - Vice President
Title

LOVELLA SORIANO
My Notary ID # 128772309
Expires October 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2020

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2020

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dimensional Holdings Inc.,
General Partner of Dimensional Fund Advisors LP
and
Member of DFA Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFA Securities LLC (the "Company") as of December 31, 2020 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule 1 Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Schedule 2 Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 1992.

PricewaterhouseCoopers LLP, 835 W. 6th Street, Suite 1600, Austin, TX 78703
T: (512) 477 1300, www.pwc.com/us

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Investment in Affiliated Mutual Fund at Fair Value	$	112,736
Liabilities	$	-
Member's Equity		
Member's Capital	$	106,800
Retained Earnings		5,936
Total Member's Equity	$	112,736

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Statement of Operations

Year Ended December 31, 2020

		2020
Revenue		
Service Fee from Parent	$	1,231,614
Investment Income		576
Total Revenue		1,232,190
Expenses		
Registration, Licensing and Other Operating Expenses		1,231,614
Net Income	$	576

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Changes in Member's Equity
Year Ended December 31, 2020

	Member's Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2019	$ 86,800	$ 5,360	$ 92,160
Net Income	-	576	576
Capital Contribution from Parent	20,000	-	20,000
Balances at December 31, 2020	$ 106,800	$ 5,936	$ 112,736

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Cash Flows
Year Ended December 31, 2020

		2020
Cash Flows Used in Operating Activities		
Net Income	$	576
Adjustment to Reconcile Net Income to Net Cash Used in Operating Activities		
Investment in Affiliated Mutual Fund		(576)
Net Cash Flows Used in Operating Activities		-
Net Change in Cash		-
Cash		
Beginning of Year		-
End of Year	$	-
Non Cash Investing and Financing Activities		
Capital Contribution from Parent	$	20,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customers.

In accordance with Accounting Standards Codification ("ASC") 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio mutual fund (the "Fund") is carried at fair market value, which is the Fund's net asset value per share. Unrealized gains and losses are included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized gains or losses. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the United States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2020:

		2020
Financial instruments		
Level 1 - Investment in Affiliated Mutual Fund	$	112,736

As of December 31, 2020, there were no fair value measurements using Level 2 or Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has evaluated as of the balance sheet date and determined no commitments or contingencies exist.

2. Income Taxes

The Company is a disregarded entity for federal income tax purposes, and so is not subject to federal income tax; instead, its taxable income, deductions, gains, or losses are included in the Parent's income tax returns. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements. California state franchise tax is included in 'Registration, licensing and other operating expenses' on the accompanying Statement of Operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since no provision for federal income tax is required in the Company's financial statements, there are no uncertain tax positions that would require accrual under ASC 740.

3. Related Party Transactions

During the year ended December 31, 2020, the Parent provided investment management services to the Fund in which the Company invested.

The Company has distribution agreements with related party registered investment companies for which the Parent is the investment adviser, whereby the Company distributes mutual fund and exchange-traded fund shares. In accordance with the distribution agreements, there is no consideration provided to the Company in exchange for this service. Accordingly, during the year ended December 31, 2020, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company, except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent. For the year ended December 31, 2020, total expenses paid by the Parent on behalf of the Company were equal to the service fees.

During the year ended December 31, 2020, the Parent contributed $20,000 to the Company's Member's Capital in the form of an additional investment in the Fund.

4. Revenue

Pursuant to a separate agreement between the Company and the Parent, whereby the only performance obligation is for the Company to continue delivery of services under the distribution agreements with related party registered investment companies for which the Parent is the investment adviser, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent at the point in time the expenses are incurred.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $102,590 which was $77,590 in excess of its required net capital of $25,000 and thus complied with its net capital requirements.

6. Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date of this report, and the results of this evaluation are appropriately reflected in these financial statements.

Supplemental Schedules

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Schedule 1

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2020

	2020
Total Capital	
Member's Equity	$112,736
Deductions	
Haircut on Mutual Fund Shares	10,146
Net Capital	102,590
Minimum Net Capital Requirement	25,000
Excess Net Capital	$ 77,590
Aggregate Indebtedness	$ -
Ratio: Aggregate Indebtedness to Net Capital	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS report filed on January 27, 2021.

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Schedule 2

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, rather the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for the basis of its exemption.

Note: The difference between the information above and the information included in the Company's unaudited FOCUS report filed on January 27, 2021 relates to the basis of exemption.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27006

SEC Mail Processing
MAR 2021
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Bee Cave Road, Building One
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

835 W 6th St, #1600	Austin	TX	78703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFA Securities LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Texas
County of Travis
Sworn to (or affirmed) and signed before me this 26th day of February, 2021 by Mark Hunter, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Lovella Soriano
Notary Public

Signature

FinOp - Vice President
Title

LOVELLA SORIANO
My Notary ID # 128772309
Expires October 17, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Financial Statements, Supplemental Schedules and
Report of Independent Registered Public Accounting Firm
as of and for the year ended December 31, 2020

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2020

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dimensional Holdings Inc.,
General Partner of Dimensional Fund Advisors LP
and
Member of DFA Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DFA Securities LLC (the "Company") as of December 31, 2020 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule 1 Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Schedule 2 Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 1992.

PricewaterhouseCoopers LLP, 835 W. 6th Street, Suite 1600, Austin, TX 78703
T: (512) 477 1300, www.pwc.com/us

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Investment in Affiliated Mutual Fund at Fair Value	$	112,736
Liabilities	$	-
Member's Equity		
Member's Capital	$	106,800
Retained Earnings		5,936
Total Member's Equity	$	112,736

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Operations
Year Ended December 31, 2020

		2020
Revenue		
Service Fee from Parent	$	1,231,614
Investment Income		576
Total Revenue		1,232,190
Expenses		
Registration, Licensing and Other Operating Expenses		1,231,614
Net Income	$	576

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Changes in Member's Equity
Year Ended December 31, 2020

	Member's Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2019	$ 86,800	$ 5,360	$ 92,160
Net Income	-	576	576
Capital Contribution from Parent	20,000	-	20,000
Balances at December 31, 2020	$ 106,800	$ 5,936	$ 112,736

The accompanying notes are an integral part of these financial statements.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Statement of Cash Flows
Year Ended December 31, 2020

		2020
Cash Flows Used in Operating Activities		
Net Income	$	576
Adjustment to Reconcile Net Income to Net Cash Used in Operating Activities		
Investment in Affiliated Mutual Fund		(576)
Net Cash Flows Used in Operating Activities		-
Net Change in Cash		-
Cash		
Beginning of Year		-
End of Year	$	-
Non Cash Investing and Financing Activities		
Capital Contribution from Parent	$	20,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

DFA Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Dimensional Fund Advisors LP (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940, as amended.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customers.

In accordance with Accounting Standards Codification ("ASC") 320, Investments – Debt and Equity Securities, the investment in the DFA One-year Fixed Income Portfolio mutual fund (the "Fund") is carried at fair market value, which is the Fund's net asset value per share. Unrealized gains and losses are included in earnings. Investment income includes dividends and distributions received from the Fund and any unrealized gains or losses. Dividends and distributions from the Fund are recorded on the ex-dividend date.

In accordance with the authoritative guidance on fair value measurements and disclosures under accounting principles generally accepted in the United States of America ("GAAP"), the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

The following is a summary of the financial instruments held by the Company as of December 31, 2020:

		2020
Financial instruments		
Level 1 - Investment in Affiliated Mutual Fund	$	112,736

As of December 31, 2020, there were no fair value measurements using Level 2 or Level 3 inputs.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has evaluated as of the balance sheet date and determined no commitments or contingencies exist.

2. Income Taxes

The Company is a disregarded entity for federal income tax purposes, and so is not subject to federal income tax; instead, its taxable income, deductions, gains, or losses are included in the Parent's income tax returns. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements. California state franchise tax is included in 'Registration, licensing and other operating expenses' on the accompanying Statement of Operations.

ASC 740, Income Taxes, sets forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Since no provision for federal income tax is required in the Company's financial statements, there are no uncertain tax positions that would require accrual under ASC 740.

3. Related Party Transactions

During the year ended December 31, 2020, the Parent provided investment management services to the Fund in which the Company invested.

The Company has distribution agreements with related party registered investment companies for which the Parent is the investment adviser, whereby the Company distributes mutual fund and exchange-traded fund shares. In accordance with the distribution agreements, there is no consideration provided to the Company in exchange for this service. Accordingly, during the year ended December 31, 2020, no revenue was earned by the Company under these agreements. Pursuant to a separate agreement between the Company and the Parent, the Parent pays for all operating expenses incurred by the Company, except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent. For the year ended December 31, 2020, total expenses paid by the Parent on behalf of the Company were equal to the service fees.

During the year ended December 31, 2020, the Parent contributed $20,000 to the Company's Member's Capital in the form of an additional investment in the Fund.

4. Revenue

Pursuant to a separate agreement between the Company and the Parent, whereby the only performance obligation is for the Company to continue delivery of services under the distribution agreements with related party registered investment companies for which the Parent is the investment adviser, the Parent pays for all operating expenses incurred by the Company except for certain legal expenses. Pursuant to the agreement between the Company and the Parent, the Company's expenses are recorded in the general ledger of the Company as incurred and offset by a service fee earned from the Parent at the point in time the expenses are incurred.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Act, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $102,590 which was $77,590 in excess of its required net capital of $25,000 and thus complied with its net capital requirements.

6. Subsequent Events

The Company has evaluated subsequent events through February 26, 2021, the date of this report, and the results of this evaluation are appropriately reflected in these financial statements.

Supplemental Schedules

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Schedule 1
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2020

	2020
Total Capital	
Member's Equity	$112,736
Deductions	
Haircut on Mutual Fund Shares	10,146
Net Capital	102,590
Minimum Net Capital Requirement	25,000
Excess Net Capital	$ 77,590
Aggregate Indebtedness	$ -
Ratio: Aggregate Indebtedness to Net Capital	-

Note: There are no differences between the above computations and the corresponding computations prepared by the Company and included in its unaudited FOCUS report filed on January 27, 2021.

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Schedule 2
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, rather the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for the basis of its exemption.

Note: The difference between the information above and the information included in the Company's unaudited FOCUS report filed on January 27, 2021 relates to the basis of exemption.

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Exemption Report

Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the period January 1, 2020 to December 31, 2020

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Management of DFA Securities LLC:

We have reviewed DFA Securities LLC 's assertions, included in the accompanying DFA Securities LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2021

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
December 31, 2020

DFA Securities LLC's Exemption Report

DFA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DFA Securities LLC

I, Mark Hunter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark Hunter
Vice President

February 26, 2021

DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)

Exemption Report
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the period January 1, 2020 to December 31, 2020

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2020

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of DFA Securities LLC:

We have reviewed DFA Securities LLC 's assertions, included in the accompanying DFA Securities LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2021

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
December 31, 2020

DFA Securities LLC's Exemption Report

DFA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DFA Securities LLC

I, Mark Hunter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark Hunter
Vice President

February 26, 2021

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature], Vice President 1/13/21
Authorized Signature/Title Date

SIPC-3 2021

8-

8-27006 FINRA DEC 12/04/1981
DFA SECURITIES LLC
ATTN CATHERINE NEWELL
6300 BEE CAVE RD
AUSTIN, TX 78746

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

RECEIVED
JAN 14 2021
OFFICE OF THE GENERAL COUNSEL
S.I.P.C.

Form SIPC-3

FY 2021

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2021 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.